EXHIBIT 99.1

Contact:	Bohn H. Crain
Chief Executive Officer
Radiant Logistics, Inc.
(425) 943-4599

RADIANT LOGISTICS ANNOUNCES RESULTS
FOR THE FISCAL SECOND QUARTER ENDED DECEMBER 31, 2007

Posts Record Earnings for the Quarter with Adjusted EBITDA of $534,000, a 58.5% Improvement over Prior Year Period and Positions for Future Acquisitions with Extension of $10.0 Million Credit Facility with Bank of America

BELLEVUE, WA, February 14, 2008 - Radiant Logistics, Inc. (OTC BB: RLGT), a domestic and international freight forwarding and logistics services company, today reported financial results for the three and six months ended December 31, 2007.

For the three months ended December 31, 2007, Radiant reported net income of $1,324,000 on $23.1 million of revenues, or $0.04 per basic and fully diluted share, including net non-recurring income of $1,266,000 resulting from a reduction in estimate of liabilities assumed in the Company’s acquisition of Airgroup. For the three months ended December 31, 2006, the Company reported net income of $65,000 on $18.3 million of revenues, or $0.00 per basic and fully diluted share.

For the six months ended December 31, 2007, Radiant reported net income of $1,413,000 on $48.7 million of revenues, or $0.04 per basic and fully diluted share including net non-recurring income of $1,266,000 associated with a change in estimate of liabilities assumed in the Company’s acquisition of Airgroup. For the six months ended December 31, 2006, the Company reported net income of $225,000 on $32.8 million of revenues, or $0.01 per basic and fully diluted share.

In December of 2007, the Company recognized a total of $1,918,000 in non-recurring income in connection with a reduction of its estimate of liabilities assumed in the acquisition of Airgroup and related tax indemnities net of $652,000 in corresponding tax expense. Excluding the impact of these non-recurring items, the Company would have reported net income of $58,000, or $0.00 per basic and fully diluted share for the three months ended December 31, 2007 and net income of $147,000, or $0.01 per basic and fully diluted share for the six months ended December 31, 2007.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation amortization), excluding the non-recurring items, of $534,000 for the three months ended December 31, 2007, compared to an adjusted EBITDA of $337,000 for the comparable prior year period.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation amortization), excluding the non-recurring items, of $961,000 for the six months ended December 31, 2007 compared to adjusted EBITDA of $735,000 for the comparable prior year period. A reconciliation of our adjusted EBITDA to the most directly comparable GAAP measure appears at the end of this release.

“We remain very pleased with our continued revenue growth and our improved profitability,” said Bohn Crain, Chairman and CEO. “For the quarter ended December 31, 2007, revenues increased to $23.1 million compared to $18.3 million, a 26.0% improvement from the comparable prior period and net transportation revenues increased to $8.4 million from $6.7 million, a 25.6% improvement from the comparable prior period. Perhaps most importantly though, is our improved profitability. Our adjusted EBITDA improved 58.5% over the comparable prior year period to $534,000.”

Crain continued, “With our Detroit operations now fully integrated, we believe we are well positioned to continue our organic growth strategy while aggressively pursuing acquisition opportunities. To this end, we recently extended our $10.0 credit facility with Bank of America to 2011 and enjoy significant financial flexibility as we look for acquisition candidates that can help us continue to drive profitable growth. We have identified and are in conversations with a select number of potential partners and look forward to updating you on our progress over the course of 2008.”

Supplemental Pro Forma Information

We believe that supplemental disclosure of our adjusted EBITDA, or earnings before interest, taxes, depreciation and amortization adjusted for stock-based compensation and other non-cash costs is a useful measure for investors because it eliminates the effect of certain non-cash costs and provides an important metric for our business. A reconciliation of adjusted EBITDA amounts to the most directly comparable GAAP measure for the three and six ended December 31, 2007 and 2006 is shown below:

(Amounts in 000’s)	THREE MONTHS ENDED DECEMBER 31,		SIX MONTHS ENDED DECEMBER 31,
	2007	2006	2007	2006

Net income	$1,324	$65	$1,413	$225

Interest expense - net	47	1	71	6
Income tax expense (benefit)	744	(21)	737	(19)
Depreciation and amortization	242	205	481	391

EBITDA	2,357	250	2,702	603
Stock-based compensation and other non-cash charges	95	87	177	132
Change in estimate of liabilities assumed in Airgroup acquisition	(1,431)	-	(1,431)	-
Tax indemnity	(487)	-	(487)	-

Adjusted EBITDA	$534	$337	$961	$735

This supplemental pro forma financial information is presented for informational purposes only and is not a substitute for the historical financial information presented in accordance with accounting principles generally accepted in the United States.

Investor Conference Call

Radiant will host a conference call for shareholders and the investing community on Friday February 15, 2008 at 4:00pm, ET to discuss the contents of the release. The call can be accessed by dialing (877) 407-8031, or (201) 689-8031 for international participants, and is expected to last approximately 30 minutes. Callers are requested to dial in 5 minutes before the start of the call. An audio replay will be available for one week after the teleconference by dialing (877) 660-6853, or (201) 612-7415 for international callers, and using account number 286 and conference ID number 272901.

About Radiant Logistics (OTC BB: RLGT)
Radiant Logistics (www.radiant-logistics.com) is executing a strategy to build a global transportation and supply chain management company through organic growth and the strategic acquisition of regional best-of-breed non-asset based transportation and logistics providers, to offer its customers domestic and international freight forwarding and an expanding array of value added supply chain management services, including asset recovery/reverse logistics, order fulfillment, inventory management and warehousing. For more information about Radiant Logistics, please contact Bohn Crain at (425) 943-4599.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding future operating performance, events, trends and plans. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and assumptions about us that may that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors relating to our ability to develop additional agency locations, as well as to locate and finance acquisition opportunities, as well as other important factors that could cause our actual results to differ from our expectations, include but are not limited to those risk factors disclosed in our Report on Form 10-K for the year ended June 30, 2007 and other filings with the Securities and Exchange Commission and other public documents and press releases which can be found on our web-site (www.radiant-logistics.com). Readers are cautioned not to place undue reliance on our forward-looking statements, as they speak only as of the date made. Such statements are not guarantees of future performance or events and we undertake no obligation to disclose any revision to these forward-looking statements to reflect events or circumstances occurring after the date hereof.

RADIANT LOGISTICS, INC.
Consolidated Balance Sheets
(UNAUDITED)

	December 31,	June 30,
	2007	2007
ASSETS
Current assets -
Cash and cash equivalents	$196,448	$719,575
Accounts receivable, net of allowance for doubtful accounts of $475,864 at December 31, 2007 and $259,960 at June 30, 2007	12,919,538	15,062,910
Current portion of employee loan receivables and other Receivables	174,217	42,800
Prepaid expenses and other current assets	100,058	59,328
Deferred tax asset	816,451	234,656
Total current assets	14,206,712	16,119,269

Technology, furniture and equipment, net	861,336	844,919
Acquired intangibles, net	1,516,093	1,789,773
Goodwill	7,433,057	5,532,223
Employee loan receivable	40,000	80,000
Investment in real estate	40,000	40,000
Deposits and other assets	185,290	618,153
	$24,282,488	$25,024,337

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities -
Notes payable	$120,000	$800,000
Accounts payable and accrued transportation costs	9,783,984	13,270,756
Commissions payable	704,656	700,020
Other accrued costs	190,829	344,305
Income taxes payable	1,263,485	224,696
Total current liabilities	12,062,954	15,339,777

Long term debt	3,128,443	1,974,214
Deferred tax liability	515,471	608,523
Total liabilities	15,706,868	17,922,514

Minority Interest	25,537	57,482
Commitments & contingencies	-	-

Stockholders' equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized: issued and outstanding: 33,961,639 at December 31, 2007 and June 30, 2006	15,417	15,417
Additional paid-in capital	7,230,876	7,137,774
Accumulated deficit	1,303,790	(180,850)
Total Stockholders’ equity	8,550,083	7,044,341
	$24,282,488	$25,024,337

RADIANT LOGISTICS, INC.
Consolidated Statements of Income (Operations)
(unaudited)

	THREE MONTHS ENDED DECEMBER 31,		SIX MONTHS ENDED DECEMBER 31,
	2007	2006	2007	2006

Revenue	$23,108,798	$18,343,928	$48,666,031	$32,761,029
Cost of transportation	14,712,256	11,655,542	31,828,629	21,078,861
Net revenues	8,396,542	6,688,386	16,837,402	11,682,168

Agent commissions	6,154,416	5,242,753	12,006,234	8,970,070
Personnel costs	1,090,305	581,090	2,637,240	1,088,120
Selling, general and administrative expenses	740,164	612,593	1,435,032	1,018,500
Depreciation and amortization	241,734	204,841	481,602	390,947
Total operating expenses	8,226,619	6,641,277	16,560,108	11,467,637

Income (loss) from operations	169,923	47,109	277,294	214,531

Other income (expense):
Interest income	1,200	2,505	2,400	4,311
Interest expense	(48,131)	(2,961)	(73,871)	(10,452)
Other- non recurring	1,918,146	-	1,918,146	-
Other	13,005	(2,281)	(6,738)	(2,681)
Total other income (expense)	1,884,220	(2,737)	1,839,937	(8,822)

Income (loss) before income tax benefit and minority interest	2,054,143	44,372	2,117,231	205,709

Income tax expense (benefit)	744,269	(20,932)	736,537	(19,122)

Income before minority interest	1,309,874	65,304	1,380,694	224,831

Minority Interest	14,334	-	31,946	-

Net income (loss)	$1,324,208	$65,304	$1,412,640	$224,831

Net income (loss) per common share - basic	$.04	$-	$.04	$.01
Net income (loss) per common share - diluted	$.04	$-	$.04	$.01

Weighted average shares outstanding:
Basic shares	33,961,639	33,958,378	33,961,639	33,805,389
Diluted share	34,078,947	34,468,711	34,260,955	34,464,533

RADIANT LOGISTICS, INC.
Reconciliation of EBITDA to Net Income and Net Cash Provided By (Used In) Operating Activities
(UNAUDITED)

As used in this report, adjusted EBITDA means earnings before interest, income taxes, depreciation and amortization adjusted for extraordinary items, stock-based compensation and other non-cash charges. We believe that adjusted EBITDA, as presented, represents a useful method of assessing the performance of our operating activities, as it reflects our earnings trends without the impact of certain non-cash charges. Adjusted EBITDA is also used by our creditors in assessing debt covenant compliance. We understand that although securities analysts frequently use EBITDA in their evaluation of companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. EBITDA is not intended as an alternative to cash flow provided by (used in) operating activities as a measure of liquidity, as an alternative to net income as an indicator of our operating performance, nor as an alternative to any other measure of performance in conformity with accounting principles generally accepted in the United States of America.

The following is a reconciliation of adjusted EBITDA to both net income and cash flow provided by (used in) operating activities:

	THREE MONTHS ENDED DECEMBER 31,		SIX MONTHS ENDED DECEMBER 31,
	2007	2006	2007	2006
Adjusted EBITDA	$533,523	$337,300	$960,627	$735,419
Stock-based compensation and other non-cash charges	(94,527)	(87,630)	(176,523)	(132,622)
Change in estimate of liabilities assumed in Airgroup Acquisition	1,431,452	-	1,431,452	-
Tax indemnity	486,694	-	486,694	-
EBITDA	2,357,142	249,670	2,702,250	602,797

Depreciation and amortization	241,734	204,841	481,602	390,947
Interest expense, net	46,931	456	71,471	6,141
Income tax expense (benefit)	744,269	(20,931)	736,537	(19,122)
Net income (loss)	1,324,208	65,304	1,412,640	224,831

ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
Non-cash contribution to common stock	-	-	-	-
Non-cash compensation expense (stock options)	31,844	47,630	93,102	92,622
Amortization of intangibles	136,840	152,956	273,680	305,915
Depreciation and amortization	104,365	51,885	207,393	85,032
Amortization of deferred tax liability	(46,526)	(52,005)	(93,052)	(104,011)
Other deferred taxes	(581,795)		(581,795)	-
Minority interest in income of subsidiaries	(14,334)	-	(31,946)	-
Amortization of employee receivable	40,000	40,000	40,000	40,000
Provision for doubtful accounts	189,639	-	215,904	-
Tax indemnity	(486,694)		(486,694)	-
Change in purchased accounts receivable		-	-	(6,128)

CHANGE IN OPERATING ASSETS AND LIABILITIES:
Accounts receivable	4,393,828	(1,589,066)	1,927,468	(1,391,860)
Other receivables	(93,401)	1,529	(91,417)	(71)
Prepaid expenses and other current assets	911,926	(151,990)	337,827	(48,428)
Accounts payable & accrued transportation costs	(3,815,638)	1,454,169	(3,486,772)	2,099,603
Commissions payable	(82,247)	151,656	4,636	229,320
Other current liabilities	(50,652)	(9,208)	(153,475)	(56,847)
Income tax payable	1,146,369	(128,131)	1,038,789	(374,677)
Total adjustments	1,783,524	(30,575)	(786,352)	870,470

Net cash provided (used) by operating activities	$3,107,732	$34,729	$626,288	$1,095,301